Filed Pursuant to Rule 433
Registration No. 333-135464
July 21, 2006

PRICING TERM SHEET

Issuer: Allied World Assurance Company Holdings, Ltd

Ratings: Baa1 / BBB (Stable/Stable)

Title of Securities: 7.50% Senior Notes due 2016

Note Type: Senior Notes

Offering Size/Currency: $500,000,000

Trade date: July 21, 2006

Settlement Date: July 26, 2006

Maturity: August 1, 2016

Interest Payment Dates: August 1, February 1

First Pay Date: February 1, 2007

Coupon: 7.50%

Treasury Benchmark: 5.125% due May 15, 2016

US Treasury Spot: 100.625%

US Treasury Yield: 5.042%

Spread to Treasury: +250 basis points

Re-offer Yield: 7.542%

Price to Public: 99.707%

Gross Proceeds: $498,535,000

Gross Spread: 0.65%

All-in Price: 99.057%

Net Proceeds to Issuer: $495,285,000

Optional Redemption: Treasury Make Whole + 40 basis points

Minimum Denomination: $1,000 and integral multiples thereof

Day Count Convention: 30/360

Bookrunners: Goldman, Sachs & Co., Banc of America Securities LLC

Co-Managers: Wachovia Capital Markets, LLC, Barclays Capital Inc.

CUSIP: 01959EAA6

     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at toll-free 1-866-471-2526 or Banc of America Securities LLC at toll-free 1-800-294-1322.